Wolf Resources Inc.
                                 564 Wedge Lane
                              Fernley, Nevada 89408
                             Telephone: 403-585-9144


July 23, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Douglas Brown

Dear Sirs:

Post-Effective Amendment #3 on Form S-1 to Registration Statement on Form SB-2 - File #333-148648

We respond to the comments in your letter dated July 22, 2009 as follows:

General

1. Once all outstanding issues related to the review of the Form 10-K have been resolved, we will be in a position to consider a request for accelerated effectiveness of the post-effective amendment.

     Your comment is noted.

     Form 10-K for the Fiscal Year Ended July 31, 2008, as amended June 30, 2009

2. We note your response to our prior comment 2 and the revised disclosure you provide in this section. It is unclear why you removed the section entitled "Conclusions" from this section. Provide in this section all the disclosure Items 307 and 308T(b) of Regulation S-K require. In that regard, you must provide management's conclusions regarding its evaluation of your disclosure controls and procedures, as well as the conclusion regarding material changes to your internal controls over financial reporting.

     We have amended and re-filed our annual report for the fiscal year ended July 31, 2008, as amended, to include the requested disclosure.

Yours truly,


/s/ Graeme McNeill
----------------------------
Graeme McNeill
President